ISSUED ON BEHALF OF REED ELSEIVER PLC

18 November 2011

PDMR Shareholding

Reed Elsevier announces that Mr Ian Fraser, a PDMR of Reed Elsevier, today purchased 8,000 Reed Elsevier PLC ordinary shares at £5.17718 per share.